

May 11, 2015

Via E-mail
Michael F. Rickert
Vice President, Chief Financial Officer, and Assistant Treasurer
Discover Bank
12 Read's Way
New Castle, Delaware 19720

      Re: Discover Card Execution Note Trust
              Discover Card Master Trust I
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 19, 2015
              File Nos. 333-141703-02 and 000-23108

Dear Mr. Rickert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Exhibit Index, Exhibit 4.8.18

1. We note that you incorporate the Class A(2012-1) Terms Document dated as of February 8, 2012 by reference to Exhibit 4.1 to the Form 8-K filed on February 8, 2012. The correct form appears to have been filed on February 7, 2012 instead of February 8, 2012. Please revise in future filings. Please also confirm that your incorporation by reference in all future filings will accurately reference the incorporated document. See Item 10(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Christopher Greene